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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                SCHEDULE 13G

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. TWO)*

                               Perclose, Inc.
                  ----------------------------------------
                              (NAME OF ISSUER)

                  Common Stock, $0.001 par value per share
                  ----------------------------------------
                       (TITLE OF CLASS OF SECURITIES)

                                71361C 10 7
                  ----------------------------------------
                              (CUSIP NUMBER)


*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of  5  Pages

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CUSIP NO. 71361C 10 7                 13G                 PAGE  2  OF  5  PAGES
          -----------                                          ---    ---

-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        John B. Simpson, M.D., Ph.D.
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)   / /
                                                                      (b)   / /
-------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
-------------------------------------------------------------------------------
                              5   SOLE VOTING POWER

                                  70,745
                             --------------------------------------------------
                              6   SHARED VOTING POWER
 NUMBER OF SHARES
   BENEFICIALLY                   1,843,237
   OWNED BY EACH             --------------------------------------------------
 REPORTING PERSON             7   SOLE DISPOSITIVE POWER
       WITH
                                  70,745
                             --------------------------------------------------
                              8   SHARED DISPOSITIVE POWER

                                  1,843,237
-------------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,913,982
-------------------------------------------------------------------------------
   10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
   11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        17.9% (based on 10,669,312 shares of Common Stock outstanding as of December 31, 1997
-------------------------------------------------------------------------------
   12   TYPE OF REPORTING PERSON*

        IN
-------------------------------------------------------------------------------

                    *SEE INSTRUCTION BEFORE FILLING OUT

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CUSIP NO. 71361C 10 7                 13G                 PAGE  3  OF  5  PAGES

ITEM 1.
         (a)  Name of Issuer  Perclose, Inc.

         (b)  Address of Issuer's Principal Executive Offices

              199 Jefferson Drive, Menlo Park, CA 94025
ITEM 2.
         (a)  Name of Person Filing    John B. Simpson, M.D., Ph.D.

         (b)  Address of Principal Business Office or, if none, Residence

                   309 Manuella Road, Woodside, CA 95063

         (c)  Citizenship    United States

         (d) Title of Class of Securities Common Stock, $0.001 par value per share

         (e)  CUSIP Number   71361C 10 7

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON IS A:

         (a)  / /   Broker or Dealer registered under Section 15 of the Act
         (b)  / /   Bank as defined in section 3(a)(6) of the Act
         (c)  / /   Insurance Company as defined in section 3(a)(19) of the Act
         (d)  / /   Investment Company registered under section 8 of the
                    Investment Company Act
         (e)  / /   Investment Adviser registered under section 203 of the
                    Investment Advisers Act of 1940
         (f)  / /   Employee Benefit Plan, Pension Fund which is subject to
                    the provisions of the Employee Retirement Income Security
                    Act of 1974 or Endowment Fund, see Section
                    240.13d-1(b)(1)(ii)(F)
         (g)  / /   Parent Holding Company, in accordance with Section
                    240.13d-1(b)(ii)(G) (Note: See Item 7)
         (h)  / /   Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

N/A -- The reporting person acquired all its shares prior to the registration of the Issuer's shares pursuant to Section 12 of the Securities Exchange Act of 1934, as amended; therefore, this filing is pursuant to Rule 13d-1(c).

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CUSIP NO. 71361C 10 7                 13G                 PAGE  4  OF  5  PAGES

ITEM 4.  OWNERSHIP
         (a)  Amount Beneficially Owned  1,913,982

         (b)  Percent of Class  17.9%

         (c)  Number of shares as to which such person has:


                     (i)  sole power to vote or to direct the vote                70,745
                    (ii)  shared power to vote or to direct the vote           1,843,237
                   (iii)  sole power to dispose or direct the disposition of      70,745
                    (iv)  shared power to dispose or direct the disposition of 1,843,237


* Consists of (i) 1,298,943 shares held by the Simpson Family Trust over which Dr. Simpson and his wife hold voting and dispositive control, (ii) 396,294 shares held by Fox Hollow, Ltd., of which Dr. Simpson is a general partner, (iii) 49,600 shares held by Dr. Simpson as Custodian for John David Simpson over which Dr. Simpson holds voting and dispositive control, (iv) 21,145 shares subject to outstanding vested options within 60 days after December 31, 1997 and (v) an aggregate of 148,000 shares held in trust for the benefit of three of Dr. Simpson's adult children over which Dr. Simpson, as a trustee, shares voting and dispositive control.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / / .

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

Not Applicable

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CUSIP No. 71361C 10 7                 13G                 Page  5  of  5  Pages

ITEM 10.
         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       February 17, 1998
                                       ----------------------------------------
                                                           Date


                                       /s/ Garrett C. McGonigal
                                       ----------------------------------------
                                                         Signature


                                       Garrett C. McGonigal, Attorney-in-Fact
                                       ----------------------------------------
                                                         Name/Title